SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  JNL buys Life of Georgia





For Immediate Release: Thursday 18 November 2004

JACKSON NATIONAL LIFE GROWS LIFE BUSINESS WITH PURCHASE OF LIFE OF GEORGIA FROM ING FOR GBP137 MILLION

Jackson National Life Insurance Company ("JNL"), an indirect wholly-owned subsidiary of Prudential plc, has entered into an agreement to buy Life Insurance Company of Georgia from ING Groep, NV. JNL will pay GBP137 million in cash for the business.

This purchase adds scale to JNL's operating platform and expands its agency distribution. The additional 1.6 million life policies it will gain as a result of the transaction will double the total number of life insurance and annuity policies in force. By making use of excess capacity within its life administration platform to service this new book of business, JNL expects to lower the unit cost on its life business significantly.

Last year, JNL updated its life portfolio with several new products and improved its distribution network. The purchase of Life of Georgia will help JNL grow its life business more quickly and gain additional distribution. The company intends to use Life of Georgia's existing agent base and increase its penetration into the southeastern United States.

"This is exactly the sort of deal we have been targeting. It will improve JNL's financial efficiency while also enhancing distribution, thereby accelerating our organic growth strategy" said Clark Manning, CEO of Jackson National Life. "This is a great opportunity to demonstrate the benefits of Jackson's low-cost, flexible and scalable IT and administration infrastructure. As we discussed at the time of our Interim Results, increasing the scale of our life business will further diversify our earnings by increasing the percentage of income we receive from underwriting activities in relation to our current spread-based and fee-based businesses."

The purchase will be fully funded from JNL's internal resources and maintains JNL's capital base. It is not expected to affect the Group's capital position as previously reported. It is subject to regulatory approval and is expected to complete in the first quarter of 2005. This follows the completion of the sale of Jackson Federal Bank for GBP166 million, which was announced on 28 October 2004.


                                    - ENDS -

Enquiries to:

Media                                        Investors/Analysts

Prudential plc
Geraldine Davies        020 7548 3911        Rebecca Burrows       020 7548 3537
Clare Staley            020 7548 3719        Marina Lee-Steere     020 7548 3511
Joanne Davidson         020 7548 3708
Jackson National Life
Tim Padot               +1 517 702 2425





Notes to Editors:


 1. Returns from this acquisition are expected to be in excess of current targets for the JNL business. As announced at the half year, JNL will be increasing the level of remittances to the group by 43 per cent during 2004 from the current level of US$83 million to US$120 million.


 2. The purchase price of US$254 million assumes capital retained in Life of Georgia of US$80 million at closing. The final price will be adjusted to take account of any increase or decrease in the capital available in Life of Georgia at closing.


 3. The exchange rate used in this announcement is as at 17 November 2004:
    GBP1 = US$1.85.




Jackson National Life


Jackson National Life Insurance Company (JNL), headquartered in Lansing, Michigan, is a leading life insurance company in the United States. With over $60 billion in assets (GAAP), JNL is an industry leader in the areas of fixed, indexed and variable annuities, and also sells life insurance and institutional products. The company markets its products in 49 states and the District of Columbia through independent insurance producers, financial institutions and broker-dealers. In addition, JNL's subsidiary, Jackson National Life Insurance Company of New York, similarly markets products in the state of New York.

As at June 30, 2004, JNL had $60.4 billion (US GAAP) in assets, $51.1 billion (US GAAP) in policy reserves and variable annuity liabilities, $1.8 billion in total revenue, and $339 million in net income.


As at June 30, 2004, JNL had approximately $5 billion (US GAAP) in life insurance reserves (net of reinsurance), $121 billion of in-force insurance and approximately 645,000 in-force life insurance policies. In the first half of 2004, JNL recorded $18 million in statutory first-year life insurance premium and $241 million in statutory renewal premium.




Life Insurance Company of Georgia


Life Insurance Company of Georgia (LOG), a subsidiary of ING, is headquartered in the United States in Atlanta, Georgia. LOG has long been a well-established life insurance company in Georgia, and currently operates in ten additional states in the southeastern United States - Alabama, Arkansas, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Virginia. The company currently has a workforce of approximately 570 employees - 190 of whom support the business (new business, underwriting, etc.) at its corporate headquarters and 380 producers who distribute its products in Florida, Georgia, North Carolina, South Carolina, Tennessee and Virginia. LOG has primarily focused on maintaining its in-force block of lower-income home service business and marketing traditional protection and accumulation products to the middle-income market.

As at year-end 2003, LOG had $2.0 billion in statutory assets, $1.6 billion in reserves, $12.2 billion in life insurance in force, $308 million in total revenue, and $48 million in statutory net income.

Through the first six months of 2004, LOG reported total statutory revenue of $150 million and net income of $25 million. As of June 30, 2004, LOG had approximately $2.0 billion in statutory assets, $1.6 billion in reserves, 1.6 million policies in force, and $150 million of annualized in-force life premium.




Jackson National Life Insurance Company is a wholly-owned indirect subsidiary of Prudential plc, a company incorporated and with its principal place of business in the United Kingdom. Prudential plc and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements


This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 November 2004
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/     Clare Staley
                                                 Head of Group Media Relations